Amarin Corporation plc

October 24, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ibolya Ignat and Mary Mast

Re: Amarin Corporation plc

Form 10-K for the Fiscal Year Ended December 31, 2022

Filed March 1, 2023

File No. 000-21392

Dear Ms. Ignat and Ms. Mast:

This letter is in response to the comment letter (the “Letter”) received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated October 11, 2023 addressed to Tom Reilly, Chief Financial Officer of Amarin Corporation plc (the “Company”), related to the above referenced filing made by the Company. The Staff requested a response within ten business days of the Letter. This response is timely submitted.

For your convenience, the Staff’s comments are reproduced below in italics, followed by the Company’s responses.

***

Form 10-K for the Fiscal Year Ended December 31, 2022

Notes to Consolidated Financial Statements; Note 2—Significant Accounting Policies; Inventory, page F-10

1.

Tell us and clarify in future filings the meaning of “normal operating cycle” as used in your accounting policy disclosure and why the criteria is appropriate for classification of inventory as long-term. Discuss the shelf-life associated with your product and explain why you believe you will be able to realize the inventory prior to the expiration of the shelf life.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment. The Company confirms that it will enhance and clarify its disclosure in its future filings with the Commission, commencing with the Company’s upcoming Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2023. The meaning of normal operating cycle as used in the Company’s accounting policy for the inventory disclosure is one year. Work-in-process (WIP) and finished goods (FG) inventory that is expected to be sold within one year from the date of the financial statements is classified as current inventory. The Company deems all active pharmaceutical ingredients (API) which is the Company’s raw material, to be current since it can be sold separately in the market. WIP and finished goods inventory not expected to be sold within one year is classified as noncurrent because it is not reasonably expected to be realized in cash or sold or consumed during the normal operating cycle of the business.

Amarin Corporation plc

The Company’s revised disclosure is as follows:

“The Company states inventories at the lower of cost or net realizable value. Cost is determined based on actual cost using the average cost method. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The Company classifies inventory as long-term inventory when consumption of the inventory is expected beyond the next twelve months. The Company classifies finished goods expected to be sold within the next twelve months, and all of VASCEPA’s active pharmaceutical ingredient, or API, as current inventory. An allowance is established when management determines that certain inventories may not be saleable. If inventory cost exceeds expected net realizable value due to obsolescence, damage or quantities in excess of expected demand, changes in price levels or other causes, the Company will reduce the carrying value of such inventory to net realizable value and recognize the difference as a component of cost of goods sold in the period in which it occurs. The Company capitalizes inventory purchases of saleable product from approved suppliers while inventory purchases from suppliers prior to regulatory approval are included as a component of research and development expense. The Company expenses inventory identified for use as marketing samples when they are packaged. The average cost reflects the actual purchase price of VASCEPA API.”

The shelf-life of the API ranges from 1 to 5 years depending on the supplier, with the ability to retest the API to add an additional year. The finished bottle expiration date is up to 5 years after the encapsulation of the API.

The Company assesses whether there is excess and obsolete inventory on a quarterly basis based on the product expiration date as compared to the Company’s sales forecast.

Based on actual inventory turnover of approximately $100 million per year in 2022 and through the first half of 2023, as well as projected future inventory turnover, the existing work-in-process and finished goods inventory, along with the API expected to be converted into finished goods is forecasted to be sold prior to its expiration.

Restructurings, page F-14

2.

Please tell us and confirm you will disclose in future filings your accounting policy for recognizing restructuring charges or direct us to existing disclosure. Provide us the GAAP guidance used for your accounting treatment.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment. The Company confirms that it will disclose in future filings its accounting policy for recognizing restructuring charges. The Company’s accounting policy for recognizing restructuring charges is:

“The Company identifies a restructuring event as a program that is planned and controlled by management, and materially changes either the scope of the Company’s business or the manner in which that business is conducted. The accounting for involuntary termination benefits that are provided pursuant to a one-time benefit arrangement are accounted for under ASC 420 whereas involuntary termination benefits that are part of an ongoing written or substantive plan are accounted for under ASC 712. The Company accrues a liability for termination benefits under ASC 712 when it is probable that a liability has been incurred and the amount can be reasonably estimated and under ASC 420 when the termination benefits are communicated.”

The Company assesses its restructuring activities to determine whether they meet the GAAP guidance under ASC 420, Exit or Disposal Cost Obligations, or under ASC 712 – Compensation – Nonretirement Postemployment Benefits. Per ASC 420, an exit cost includes but is not limited to a restructuring and these costs include but are not limited to the following:

(a)	Involuntary employee termination benefits pursuant to a one-time benefit arrangement that, in substance is not an ongoing benefit arrangement or an individual deferred compensation contract;

(b)	Costs to terminate a contract that is not a capital lease; and

Amarin Corporation plc

(c)	Other associated costs, including costs to consolidate or close facilities or relocate employees.

The Company considered whether the benefits offered to employees impacted represent one-time termination costs that should be accounted for in accordance with ASC 420 or are part of an ongoing benefit arrangement that should be accounted for in accordance with ASC 712. In 2021, the employee termination costs were not part of an ongoing benefit arrangement and as such were accounted for in accordance with ASC 420. In 2022, as the employee termination costs did not deviate from the severance plans and therefore are part of an ongoing benefit arrangement, these costs were accounted for in accordance with ASC 712, while the vendor contract charges were accounted for in accordance with ASC 420. ASC 712 requires employers to accrue a liability for the cost to provide termination benefits over the employees’ service period if all the following conditions in ASC 710 are met. If all of the following conditions are not met, the employer should accrue a liability for termination benefits that are within the scope of ASC 712 when it is probable that a liability has been incurred and the amount can be reasonably estimated.

•	The obligation is attributable to employees’ services already rendered;

•

The obligation relates to the employees’ rights to benefits that accumulate or vest. Benefits that accumulate represent earned but unused rights that may be carried forward to one or more periods subsequent to that in which they are earned, even though there may be a limit to the amount that can be carried forward. For benefits that vest, the employer has an obligation to make payments even if an employee terminates and, therefore, an employee’s right to those benefits is not contingent on the employee’s future service;

•	Payment of the benefits is probable; and

•	The amount of the benefits can be reasonably estimated.

The Company accrued the liability in accordance with ASC 712 during the period in which the above mentioned criterion were met.

*******

If you have any questions relating to the foregoing, please do not hesitate to contact the undersigned at Tom.Reilly@amarincorp.com.

Sincerely,

/s/ Tom Reilly
Tom Reilly

Executive Vice President & Chief Financial Officer

Enclosures

cc: Patrick Holt, Amarin Corporation plc

Jacqueline Mercier, Goodwin Procter LLP